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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 FORM 12b-25 SEC

                                                            File Number: 0-28868
                           NOTIFICATION OF LATE FILING

 (Check One) (X) Form 10-K ( )Form 20-F ( )Form 11-K ( )Form 10-Q ( )Form N-SAR

For Period Ended: March 31, 2-000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For the Transition Period Ended:

  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         Nothing in the form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:___________________________________________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: Leading Edge Packaging, Inc.
________________________________________________________________________________
                            Former Name if Applicable

           Address of Principal Executive Office (Street and Number):
               Empire State Building, 350 Fifth Avenue, Suite 3922
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                  City, State and Zip Code: New York, NY 10118

                                     PART II
                            - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

                             (Check appropriate box)

( ) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period: The Company was unable to complete the audit of its financial statements for the fiscal year ended March 31, 2000 in sufficient time to timely file its Annual Report on Form 10-K. The Company is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete the filing of its 10-K in as expeditious a manner as possible in light of the circumstances described in its Form 8-K filed on June 23, 2000, specifically changes in Registrant's Certifying Accountant and the events in which BroadAsia LLC's inability to raise the full amount of its $3.2 million financing commitment had precluded the Company from being able to timely file its Form 10-K for the period ended March 31, 2000. The Company, therefore, requests an extension within which to file its Form 10-K for the year ended March 31, 2000 of fifteen calendar days following the prescribed due date as indicated in Part II (b) of the Form 12b-25.

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Casey K. Tjang          (732)225-6868
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                     (Name)      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no
    identify report(s). (X) Yes   No ___

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    ( )Yes   (X) No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LEADING EDGE PACKAGING, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2000

                                              By: /s/ Casey K. Tjang
                                                  ------------------------------
                                                  Casey K. Tjang, President and
                                                  Chief Financial Officer
                                                  (Principal Accounting Officer)